UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                                           to
COMMISSION FILE NUMBER 333-44798
HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
HUMAN GENOME SCIENCES, INC.
(Name of issuer of the securities held pursuant to the plan)
14200 Shady Grove Road, Rockville, Maryland 20850-7464
(Address of principal executive office)

REQUIRED INFORMATION
(a)	Financial Statements of the Plan, as of December 31, 2006 (beginning on the next page of this document)

(b)	Exhibits
23.	Consent of Independent Registered Public Accounting Firm (filed herewith)

FINANCIAL STATEMENTS AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM’S REPORT
HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
DECEMBER 31, 2006 AND 2005

Human Genome Sciences, Inc.
Employee Stock Purchase Plan

Reznick Group, P.C.	Tel: (410) 783-4900
500 East Pratt Street	Fax: (410) 727-0460
Suite 200	www.reznickgroup.com
Baltimore, MD 21202-31000
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT
Board of Directors of Human Genome Sciences, Inc.
 as Administrator of the Human Genome Sciences, Inc.
 Employee Stock Purchase Plan
     We have audited the accompanying statements of net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Reznick Group, P.C.

Baltimore, Maryland March 26, 2007
Atlanta  ▪  Baltimore  ▪  Bethesda  ▪  Chicago  ▪  Sacramento  ▪  Tysons Corner

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2006 and 2005

	2006	2005
Receivable from employer	$—	$—

Net assets available for plan benefits	$—	$—

See notes to financial statements

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Increase (decrease)
Participant contributions	$931,576	$793,701	$774,029
Terminations and withdrawals	(70,995)	(40,912)	(68,638)
Conversion into shares of common stock	(860,581)	(752,789)	(706,180)

Net (decrease) increase	—	—	(789)

Net assets available for plan benefits, beginning of year	—	—	789

Net assets available for plan benefits, end of year	$—	$—	$—

See notes to financial statements

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — PLAN DESCRIPTION
The Human Genome Sciences, Inc. Employee Stock Purchase Plan (the Plan), was approved by the shareholders of Human Genome Sciences, Inc. (the Employer) effective May 24, 2000, to enable eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock through after-tax payroll deductions. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.
As of December 31, 2006 and 2005, the total number of shares of $0.01 par value common stock of the Employer that are registered for purchase by participants is 500,000. Common stock reserved for future employee purchase under the Plan aggregated 24,460 and 143,686 as of December 31, 2006 and 2005, respectively. There are no other investment options for participants.
Any regular full-time employee or regular part-time employee of the Employer or its designated subsidiaries who has completed at least 90 days of employment may participate in the Plan, provided that they are scheduled to work at least 20 hours per week and they own less than 5% of the Employer’s common stock.
Option periods and purchase periods are determined at the discretion of the Compensation Committee of the Employer’s Board of Directors (the Administrator). For the years ended December 31, 2006 and 2005, the years each contained one option period that coincided with the calendar year and consisted of two purchase periods: January 1 through June 30 and July 1 through December 31. Employees not eligible to participate in the Plan on the first day of the calendar year option period were permitted to participate in an interim option period that commenced July 1 and ended December 31 of the respective year, provided that they were eligible participants as of July 1.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — PLAN DESCRIPTION (Continued)
Participants contribute after-tax payroll deductions of between $25 and 10% of their base salary and overtime pay. The Employer does not provide a matching or discretionary contribution. Contributions do not earn interest. Participants’ payroll deductions are accumulated during the purchase period. Shares, including any fractional amounts, are purchased on the last day of the purchase period at a purchase price equal to 85% of the fair market value of the common stock on the first trading day of the option period or last trading day of the purchase period, whichever is lower. All shares purchased are deposited in the participant’s account at the Agent Broker.
Full-year participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $25,000 determined as of the first trading date of the purchase period as to shares purchased during such period.
All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.
In the event of a participant’s termination, death or retirement, any remaining account balance will be distributed to the participant or the participant’s estate.
The Plan may be terminated at any time by the Company’s Board of Directors.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statements
The accompanying financial statements are presented on the accrual basis of accounting. The Employer performs various administrative services for the Plan, including maintenance of participants’ payroll records.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Income Tax Status
The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the date of these financial statements.
NOTE 3 — SUBSEQUENT EVENT
The Plan has been amended, pending stockholder approval at the 2007 Annual Meeting of Stockholders scheduled for May 2, 2007, to provide that the aggregate number of shares of common stock of the Employer that may be made available for purchase under the Plan after May 2, 2007, is 524,460 shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors of Human Genome Sciences, Inc. (Administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUMAN GENOME SCIENCES, INC. EMPLOYEE STOCK PURCHASE PLAN

	By:	/s/ H. Thomas Watkins H. Thomas Watkins President and Chief Executive Officer

	By:	/s/ Timothy C. Barabe Timothy C. Barabe Senior Vice President and Chief Financial Officer

Date: March 29, 2007